August 18, 2025

Jason Mandinach
Principal Executive Officer
PIMCO Asset-Based Lending Company LLC
650 Newport Center Drive
Newport Beach, CA 92660

       Re: PIMCO Asset-Based Lending Company LLC
           Registration statement on Form 10-12G
           Filed July 21, 2025
           File No. 000-56764
Dear Jason Mandinach:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration statement on Form 10-12G
General

1. Please provide supplementally a more detailed description and explanation of the proposed ownership structure of Series I and Series II. To the extent that your
       Investment Company Act status analysis depends on Series I and/or Series II being
          majority owned subsidiaries    within the meaning of Section 3(a)(2)
of the
       Investment Company Act, please provide the relevant legal analysis. To the extent that a more detailed corporate structure chart may clarify these relationships, please feel free to provide one supplementally.
 August 18, 2025
Page 2

Item 1. Business, page 1

2. Please expand your business section to state clearly if you have not yet begun operations and to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.
Compensation of the Operating Manager, page 11

3. Please revise to summarize the management fee and performance allocation features, which are currently described using many defined terms. For example, consider providing a table summarizing all possible compensation. To the extent management fees or performance allocation features include non-industry
       terms, please revise to clarify.
Share Repurchases, page 14

4. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program.
5. With respect to the continuous private offering and redemption program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.
6. We note your disclosure that on July 15, 2025, you received a subscription of
       $15,000,000 from an affiliate of the Operating Manager. Please file the letter agreement between you and the seed investor as an exhibit. Refer to Item 601(b)(10)
       of Regulation S-K.
Directors and Executive Officers, page 174

7. Please clarify with dates Jeff Mayer's employment experience during the past 5 years.
       Refer to Item 401 of Regulation S-K.
Item 15. Financial Statements and Exhibits, page 209

8. The Dealer Management Agreement filed as Exhibit 10.2 references a schedule which appears to have been omitted. If you are relying on Item
601(a)(5) of
       Regulation S-K, please ensure that these, and other filed exhibits as applicable, contain the list of omitted schedules contemplated by Item 601(a)(5) of Regulation S-
       K. Please include an appropriate footnote in the exhibit index.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related
 August 18, 2025
Page 3

matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-
3491 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Nathan Briggs